FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Moser, David S. (Last) (First) (Middle) Morgan Stanley 1585 Broadway (Street) New York, NY 10036 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 04/03/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Morgan Stanley
MWD

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Principal Accounting Officer
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	5,442	D
Common Stock	4,822	I	By 401(k) Plan/ESOP Trust

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Employee Stock Option (Right to Buy)	(1) / 01/02/08	Common Stock / 870	$26.92	D
Employee Stock Option (Right to Buy)	(2) / 01/02/09	Common Stock / 894	$35.65	D
Employee Stock Option (Right to Buy)	(3) / 01/02/10	Common Stock / 1,044	$60.14	D
Employee Stock Option (Right to Buy)	(1) / 01/02/11	Common Stock / 1,848	$65.34	D
Employee Stock Option (Right to Buy)	01/02/04 / 01/02/12	Common Stock / 2,104	$57.03	D
Employee Stock Option (Right to Buy)	01/02/05 / 01/02/13	Common Stock / 4,405	$42.56	D
Explanation of Responses:

1. Presently exercisable.
2. Options become exercisable upon vesting. Vesting occurs as follows: 95% of the options have vested; the remaining 5% vest on January 2, 2004.
3. Options become exercisable upon vesting. Vesting occurs as follows: 75% of the options vested on the grant date of December 9, 1999; the remaining 25% of the options vest five years after the grant date.

By:	Date:
/s/ David S. Moser	04/07/2003
David S. Moser
** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Moser, David S. (Last) (First) (Middle) Morgan Stanley 1585 Broadway (Street) New York, NY 10036 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Morgan Stanley MWD	Statement for (Month/Day/Year) 04/03/2003

                                  POWER OF ATTORNEY

                The undersigned hereby makes, constitutes and appoints each of Ronald T. Carman, Martin M. Cohen, Charlene R. Herzer, Ola E. Lotfy, William J. O'Shaughnessy, Jr., W. Gary Beeson, Jennifer Zimmerman, Jeanne Greeley, and Jacob Tyler to act severally and not jointly, as his true and lawful agents and attorneys-in-fact, with full power and authority to act hereunder, each in his/her discretion, in the name of and for and on behalf of the undersigned as fully as could the undersigned if present and acting in person, to make any and all required or voluntary filings under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the applicable rules and regulation thereunder, with the Securities and Exchange Commission, any and all applicable stock exchanges, Morgan Stanley and any other person or entity to which such filings may be required under Section 16(a) of the Exchange Act as a result of the undersigned's status as an officer, director or stockholder of Morgan Stanley. This power of attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to securities of Morgan Stanley.

                IN WITNESS WHEREOF, the undersigned has executed this power of attorney, effective as of this 3rd day of April, 2003.

By: /s/ David S. Moser
    David S. Moser